UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):   May 5, 2009

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	IRS Employer Identification Number
1-40	PACIFIC ENTERPRISES (A California Corporation) 101 Ash Street San Diego, California 92101 (619) 696-2020	94-0743670
1-1402	SOUTHERN CALIFORNIA GAS COMPANY (A California Corporation) 555 West Fifth Street Los Angeles, California 90013 (213) 244-1200	95-1240705

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

The information furnished in this Item 2.02 and in Exhibits 99.1 and 99.2 shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference in any filing of Pacific Enterprises or Southern California Gas Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

On May 5, 2009, Sempra Energy, of which Pacific Enterprises and Southern California Gas Company are consolidated subsidiaries, issued a press release announcing consolidated earnings of $316 million, or $1.29 per diluted share of common stock, for the first quarter of 2009. The press release has been posted on Sempra Energy's website (www.sempra.com) and a copy is attached as Exhibit 99.1.

Concurrently with the website posting of such press release and as noted therein, Sempra Energy also posted its Statement of Operations Data by Business Unit for the three months ended March 31, 2009 and 2008. A copy of such information is attached as Exhibit 99.2.

The Sempra Energy financial information contained in the press release includes, on a consolidated basis, information regarding Pacific Enterprises' and Southern California Gas Company's results of operations and financial condition.

Item 9.01 Financial Statements and Exhibits.

Exhibits

99.1   May 5, 2009 Sempra Energy News Release (including tables)

99.2   Sempra Energy's Statement of Operations Data by Business Unit for the three months ended March 31, 2009 and 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.

PACIFIC ENTERPRISES
(Registrant)

Date: May 5, 2009   By: /s/ Robert Schlax
                                         Robert Schlax
                                         Vice President, Controller and Chief Financial Officer

SOUTHERN CALIFORNIA GAS COMPANY
(Registrant)

Date: May 5, 2009   By: /s/ Robert Schlax
                                         Robert Schlax
                                         Vice President, Controller and Chief Financial Officer